UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viisage Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92675K 20 5

(CUSIP Number)

Mark S. Molina
Chief Legal Officer and Secretary
Identix Incorporated
5600 Rowland Road, Suite 205
Minnetonka, Minnesota 55343
(925) 932-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11,2006

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92675K 20 5

1.	Name of Reporting Person: Identix Incorporated		I.R.S. Identification Nos. of above persons (entities only): 94-2842496

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 13,742,132(2)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,742,132(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.24%

14.	Type of Reporting Person (See Instructions): CO

(1)          See discussion in Item 3.
(2)          Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Identix Incorporated may be deemed to have beneficial ownership of 13,742,132 shares of Viisage Common Stock as a result of the Voting Agreements (described further in Item 4 and 5 of this Schedule 13D) among Identix and certain stockholders of Viisage. The filing of this Schedule 13D shall not be construed as an admission that Identix is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Viisage Common Stock subject to the Voting Agreements.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Viisage Technology, Inc., a Delaware Corporation (“Viisage”). The principal executive offices of Viisage are located at 296 Concord Road, Third Floor, Billerica, Massachusetts 01821.
Item 2. Identity and Background.
     This Statement is filed by Identix Incorporated, a Delaware corporation (“Identix”). Identix’ principal business address is 5600 Rowland Road, Suite 205, Minnetonka, Minnesota 55343. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs.
     During the last five years, neither Identix, nor, to Identix’ knowledge, any of the individuals named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws. To Identix’ knowledge, each of the individuals named on Schedule A attached hereto, is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Identix and Viisage have entered into a definitive Agreement and Plan of Reorganization, dated as of January 11, 2006 (the “Merger Agreement”) for Identix to be acquired in a stock transaction where Identix stockholders will receive 0.473 of a share of Viisage Common Stock for each outstanding share of Identix Common Stock. The total transaction value is approximately $770 million. As an inducement for Identix to enter into the Merger Agreement with Viisage, and in consideration thereof, certain stockholders of Viisage, certain of whom are directors and officers of Viisage (each a “Stockholder” and collectively, the “Stockholders”), entered into a Voting Agreement, dated as of January 11, 2006, with Identix (each individually a “Voting Agreement”, and collectively the “Voting Agreements”). Identix did not pay additional consideration to Viisage in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 2.3 to Identix’ Form 8-K filed with the Securities and Exchange Commission on January 12, 2006, respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction.
     As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Identix’ entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Identix with and into a wholly owned subsidiary of Viisage (“Merger Sub”). At the effective time of the

Merger, each outstanding share of Common Stock of Identix will be exchanged for 0.473 of a share of Viisage common stock.
     The Merger Agreement has been approved by the board of directors of each of Identix and Viisage. The transaction is subject to approval by Identix’ stockholders and by Viisage’s stockholders. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the second quarter of 2006.
     Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Stockholders have: (a) agreed to vote all of the shares of Viisage common stock beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the issuance of Viisage Common Stock in the Merger, the amendment of Viisage Certificate of Incorporation and any other matter that could reasonably be expected to facilitate the merger, and against any Acquisition Proposal (as defined in the Merger Agreement) and any other matter that might reasonably be expected to impede, delay or materially and adversely affect the merger; provided that in the event of a Change in Recommendation (as defined the Merger Agreement) such obligation to vote shall relate to fifty percent (50%) of such Shares; and (b) granted irrevocable proxies to Identix granting Identix the right to vote such shares as specified in clause (a). The Stockholders may vote such shares on all other matters submitted to the Viisage stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of: (i) termination of the Merger Agreement; and (ii) the effectiveness of the merger.
     The purpose of the Voting Agreements is to enable Identix and Viisage to consummate the transactions contemplated by the Merger Agreement.
     Following the effective time of the Merger, Viisage will have a twelve-member board of directors, which will include a total of seven Viisage directors and five Identix directors. Robert LaPenta, Chairman of Viisage, will be the Chairman and Chief Executive Officer of Viisage. Joseph Atick, President and Chief Executive Officer of Identix will be the Vice-Chairman and Corporate Chief Strategic Officer of Viisage. Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Identix immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.
     In connection with the Merger, the certificate of incorporation of Viisage will be amended to increase the authorized number of shares of common stock, to change Viisage name to a name mutually agreed upon by Viisage and Identix, and to include in the certificate of incorporation certain provisions related to the size of the Board of Directors and the authority of the nominating and governance committee of the Board. At the effective time of the Merger, the certificate of incorporation of the Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation of the surviving corporation of the Merger, except that the name of the surviving corporation shall be “Identix Incorporated”. At the effective time of the Merger, the by-laws of the Merger Sub, as in effect immediately prior to the effective time of the Merger, will become the by-laws of the surviving corporation of the Merger until thereafter amended as provided by applicable law, the articles of incorporation of such surviving corporation and such by-laws.
     If the Merger is consummated as planned, Identix common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Identix may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 13,742,132 shares of Common Stock, which represents approximately 45.24% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.
     Apart from the terms and conditions set forth in the Voting Agreements, Identix is not entitled to any rights of a stockholder of Viisage. Identix does not, other than as specified in the Voting Agreements, have: (1) sole or shared power to vote or direct the vote; or (2) sole or shared power to dispose or direct the disposition of Viisage’s Common Stock.
     Identix disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Identix as to the beneficial ownership of such shares.
     To Identix’ knowledge, no shares of Viisage common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
          (c)          Except as set forth or incorporated herein, neither Identix nor, to Identix’ knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Viisage’s Common Stock during the past 60 days.
          (d)          To Identix’ knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
          (e)          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than the Merger Agreement and the Voting Agreement, to the knowledge of Identix, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Viisage, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated January 11, 2006, by and among Identix Incorporated, VIDS Acquisition Corp. and Viisage Technology, Inc.*

99.2.	Form of Voting Agreement dated January 11, 2006**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Identix Incorporated on January 12, 2006.

**	Incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Identix Incorporated on January 12, 2006.
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 23, 2006

Identix Incorporated
By:	/s/ Mark S. Molina
	Name:	Mark S. Molina
	Title:	Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

Exhibit
Number	Document
99.1.	Agreement and Plan of Merger, dated January 11, 2006, by and among Identix Incorporated, VIDS Acquisition Corp. and Viisage Technology, Inc.*

99.2.	Form of Voting Agreement dated January 11, 2006**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Identix Incorporated on January 12, 2006.

**	Incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Identix Incorporated on January 12, 2006.

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Principal Occupation

Dr. Joseph J. Atick**	President, Chief Executive Officer and Director – Identix

Milton E. Cooper**	Chairman of the Board – Identix

Malcolm J. Gudis**	Director – Identix

John E. Haugo**	Chairman of Search America, Inc., Director – Identix

George Latimer**	Distinguished Visiting Professor of Urban Studies, Macalester College, Director — Identix

John E. Lawler**	President of East/west Financial Services, Inc., Director — Identix

Dr. Paul A. Griffin**	Chief Technology Officer – Identix

Elissa J. Lindsoe**	Chief Financial Officer – Identix

James H. Moar**	Chief Operating Officer – Identix

Mark S. Molina**	Chief Legal Officer and Secretary – Identix

**	Present business address of all of the individuals named on Schedule A is 5600 Rowland Road, Suite 205, Minnetonka, Minnesota 55343.